



erin leonard events

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Erin Leonard Events Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $100,000

Offering End Date: July 8, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Erin Leonard Events, LLC

Founded: 2019

Address: TBD

Industry: Event Planning

Employees: 1

Website: erinleonardevents.com

Use of Funds Allocation:

If maximum raise is met: $100,000

-(40%)$40,000- of the proceeds will go towards new staff payroll expenses
-(20%) $20,000-of the proceeds will go towards new office equipment
-(20%) $20,000- of the proceeds will go towards the physical office space transition
-(10%) $10,000- of the proceeds will go towards marketing expenses and supplies
-(6.5%) $6,500- of the proceeds will go towards rainy day fund

-(3.5%) $3,500- of the proceeds will go towards SMBX capital raise fee

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Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$21,976	$15,457
Cash & Cash Equivalents	$14,210	$7,020
Accounts Receivable	$ 4,025	$5,865
Short-term Debt	$19,094	$13,384
Long-term Debt	$0	$0
Revenues / Sales	$234,030	$59,815
Cost of Goods Sold	$129,272	$0
Taxes & Licenses	$3,090	$0
Net Income	$28,024	$34,088
Gross Margins	44%	100%

Recognition:

2019
- December - Launched speakers bureau

2020
- March - ELE helps pivot an in-person even with 2,000 participants to virtual in less than 2 weeks
- October - Produced the National Italian American Foundation's 45th Annual Virtual Gala, honoring Dr. Anthony Fauci

2021
- June - Producing the 2021 National Charter Schools Conference for the 2nd year in a row

About:

Erin Leonard founded Erin Leonard Events (ELE) in 2019 with a belief that events are rare opportunities to step out of our busy lives to grow, learn, reflect, and develop lasting connections. Based in Washington D.C., Erin and her team design unique, engaging events that are as fun to plan as they are to attend. Just ask the thousands who have been touched by her work.

This woman-led team includes six remote, full-time contractors, many of whom come from backgrounds in theatrical stage management, allowing ELE to excel in both technical production and creative design. In addition to planning and producing events, ELE is an experiential marketing firm that offers strategic consulting, as well as website content and design, social media marketing, google ads, and all things digital marketing. They're working to push the boundaries of "events" with AR/ VR, asynchronous and synchronous courses,

The pandemic, despite all the hardships and pain it caused, actually became an incredible opportunity for ELE, as the team pivoted quickly to producing virtual events, including moving a 2,000 person conference, that featured Stacey Abrams, to an online event in less than a week. Similarly, they transformed the National Charter Schools Conference from an in-person to a virtual event with tenacity and efficiency. The word about ELE's expertise in running smooth hybrid and virtual events has grown!

In 2021, ELE is continuing to grow and planning in-person events once again, while still offering virtual and hybrid experiences to increase accessibility and reach. Erin Leonard Events sets themselves apart by creating full experiences, both before, during, and after events to get participants engaged and deliver meaningful results to their clients.

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